Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187816

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale thereof is not permitted.

SUBJECT TO COMPLETION, DATED JULY 16, 2013

PROSPECTUS SUPPLEMENT

TO PROSPECTUS DATED APRIL 9, 2013

25,125,070 Shares

$         Per Share

Realogy Holdings Corp.

Common Stock

This prospectus supplement relates to the shares of common stock of Realogy Holdings Corp. being sold by the selling stockholders identified in this prospectus supplement. We will not receive any proceeds from the sale of shares of common stock to be sold by the selling stockholders.

Our common stock is listed for trading on the New York Stock Exchange (the “NYSE”) under the symbol “RLGY.” The last reported sale price of our common stock on the NYSE on July 15, 2013 was $49.00 per share.

Investing in our common stock involves risks. See “Risk Factors” on page S-12 of this prospectus supplement and the risk factors included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

The underwriters have agreed to purchase shares of our common stock from the selling stockholders at a price of $              per share, which will result in approximately $              of proceeds to the selling stockholders. The underwriters may offer the shares of common stock from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. See “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2013.

Goldman, Sachs & Co.                                                      J.P. Morgan

                    , 2013.

PROSPECTUS SUPPLEMENT

You should rely only on the information contained and incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus prepared by or on behalf of us. We and the selling stockholders have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any related free writing prospectus prepared by or on behalf of us is accurate only as of the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains specific information about the selling stockholders and the terms on which the selling stockholders are offering and selling our shares of common stock. The second part is the accompanying prospectus, dated April 9, 2013, which contains and incorporates by reference important business and financial information about us and other information about this offering. This prospectus supplement and the accompanying prospectus are part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission (the “SEC”), as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”).

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference herein as described herein and therein, and any free writing prospectus that we prepare and distribute. We, the underwriters and the selling stockholders have not authorized anyone to provide you with information different from that contained in or incorporated by reference into this prospectus, the accompanying prospectus supplement or any such free writing prospectus.

This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits, of which this prospectus supplement forms a part. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and therefore file reports and other information with the SEC. Statements contained in this prospectus supplement and the accompanying prospectus about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, of which this prospectus supplement forms a part, you should refer to that agreement or document for its complete contents.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

S-ii

FORWARD-LOOKING STATEMENTS

Forward-looking statements included in this prospectus supplement, the accompanying prospectus, information incorporated by reference herein and therein and any related free writing prospectus are based on various facts and derived utilizing numerous important assumptions that are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives, as well as projections of macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward looking in nature and not historical facts. You should understand that the following important factors could affect our future results and cause actual results to differ materially from those expressed in the forward-looking statements:

•	risks related to general business, economic, employment and political conditions and the U.S. residential real estate markets, either regionally or nationally, including but not limited to:

•

a lack of improvement in the number of homesales, stagnant or declining home prices and/or a deterioration in other economic factors that particularly impact the residential real estate market and the business segments in which we operate;

•	a lack of improvement in consumer confidence;

•	the impact of recessions, slow economic growth, disruptions in the banking system and high levels of unemployment in the U.S. and abroad;

•

increasing mortgage rates and down payment requirements and/or constraints on the availability of mortgage financing, including but not limited to the potential impact of various provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act and regulations that may be promulgated thereunder relating to mortgage financing as well as other factors that tighten underwriting standards;

•

legislative, tax or regulatory changes that would adversely impact the residential real estate market, including potential reforms of the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”) and the Federal Housing Administration, and potential tax code reform, which could reduce the amount that taxpayers would be allowed to deduct for home mortgage interest;

•	negative trends and/or a negative perception of the market trends in value for residential real estate;

•	renewed high levels of foreclosure activity including but not limited to the release of homes already held for sale by financial institutions;

•	insufficient or excessive regional home inventory levels;

•	the inability or unwillingness of homeowners to enter into homesale transactions due to negative equity in their existing homes; and

•	lower homeownership rates or failure of homeownership rates to return to more typical levels;

•	our geographic and high-end market concentration, particularly with respect to our company owned brokerage operations;

•	our inability to enter into franchise agreements with new franchisees or to realize royalty revenue growth from them;

•	our inability to renew existing franchise agreements or maintain franchisee satisfaction with our brands;

S-iii

•

existing franchisees may incur operating losses if sales volume decreases which may impede their ability to grow or continue operations. Additionally, debt incurred by our franchisees during the downturn may hinder long-term growth and their ability to pay back indebtedness;

•	disputes or issues with entities that license us their trade names for use in our business that could impede our franchising of those brands;

•

actions by our franchisees that could harm our business or reputation, non-performance of our franchisees, controversies with our franchisees or actions against us by third parties with which our franchisees have business relationships;

•	competition in our existing and future lines of business;

•	our failure to comply with laws, regulations and regulatory interpretations and any changes in laws, regulations and regulatory interpretations;

•	seasonal fluctuations in the residential real estate brokerage business which could adversely affect our business, financial condition and liquidity;

•	the loss of any of our senior management or key managers or employees or other significant labor or employment issues;

•	the failure or significant disruption from various causes of our critical information technologies;

•	adverse effects of natural disasters or environmental catastrophes;

•	risks related to our international operations;

•

risks associated with our substantial indebtedness and interest obligations, including risks related to having to dedicate a substantial portion of our cash flows from operations to service our debt, risks related to our ability to refinance our indebtedness and to incur additional indebtedness, risks associated with our ability to comply with our senior secured leverage ratio covenant under our senior secured credit facility, interest rate risk, and risks related to an event of default under our outstanding indebtedness;

•	changes in corporate relocation practices resulting in fewer employee relocations;

•	an increase in the claims rate of our title underwriter;

•

our inability to securitize certain assets of our relocation business, which would require us to find an alternative source of liquidity that may not be available, or if available, may not be on favorable terms;

•	limitations on flexibility in operating our business due to restrictions contained in our debt agreements;

•

risks that could materially adversely impact our equity investment in PHH Home Loans LLC, our joint venture with PHH Corporation, including increases in mortgage interest rates, decreases in operating margins, and the impact of regulatory changes, litigation, investigations and inquiries;

•	any remaining resolutions or outcomes with respect to Cendant Corporation’s contingent liabilities, including any adverse impact on our future cash flows;

•	any adverse resolution of litigation, governmental proceedings or arbitration awards; and

•	new types of taxes or increases in state, local or federal taxes that could diminish profitability or liquidity.

Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. You should consider these important factors, as well as the risk factors set forth in our Annual Report filed on Form 10-K for the year ended December 31, 2012 (the “10-K”), which is incorporated by reference, the accompanying prospectus and in the other documents incorporated by reference herein and therein, in evaluating any statement made in this prospectus supplement.

S-iv

Any forward-looking statement made by us in this prospectus supplement, the accompanying prospectus or in any documents incorporated by reference herein speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

S-v

TRADEMARKS AND SERVICE MARKS

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, include the CENTURY 21®, COLDWELL BANKER®, ERA®, THE CORCORAN GROUP®, COLDWELL BANKER COMMERCIAL®, SOTHEBY’S INTERNATIONAL REALTY® and BETTER HOMES AND GARDENS® REAL ESTATE marks, which are registered in the United States and/or registered or pending registration in other jurisdictions, as appropriate, to the needs of our relevant business. Each trademark, trade name or service mark of any other company appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, is owned by such company.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus supplement includes and incorporates by reference data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. The National Association of Realtors (“NAR”), Fannie Mae and Freddie Mac were the primary sources for third-party industry data and forecasts. While data provided by NAR and Fannie Mae are two indicators of the direction of the residential housing market, we believe that homesale statistics will continue to vary between us, on the one hand, and NAR and Fannie Mae, on the other, because they use survey data in their historical reports and forecasting models whereas we use data based on actual reported results. In addition to the differences in calculation methodologies, there are geographical differences and concentrations in the markets in which we operate versus the national market. For instance, comparability is impaired due to NAR’s utilization of seasonally adjusted annualized rates whereas we report actual period over period changes and their use of median price for their forecasts compared to our average price. Additionally, NAR data is subject to periodic review and revision. While we believe that the industry data presented herein is derived from the most widely recognized sources for reporting U.S. residential housing market statistical data, we do not endorse or suggest reliance on this data alone.

Forecasts regarding rates of home ownership, median sales price, volume of homesales and other metrics included in the documents incorporated by reference herein to describe the housing industry are inherently uncertain or speculative in nature and actual results for any period may materially differ. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but such information may not be accurate or complete. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding industry data provided herein, our estimates involve risks and uncertainties and are subject to change based upon various factors, including those discussed under the headings “Risk Factors” and “Forward-Looking Statements” and other factors discussed in the documents incorporated by reference herein. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

CERTAIN DEFINED TERMS

Except as otherwise indicated or unless the context otherwise requires, the terms “we,” “us,” “our,” “our company,” “Realogy,” “Realogy Holdings” and the “Company” refer to Realogy Holdings Corp., a Delaware corporation, and its consolidated subsidiaries, including Realogy Intermediate Holdings LLC, a Delaware limited liability company (“Realogy Intermediate”), and Realogy Group LLC, a Delaware limited liability company

S-vi

(“Realogy Group”). Neither Realogy Holdings, the indirect parent of Realogy Group, nor Realogy Intermediate, the direct parent company of Realogy Group, conducts any operations other than with respect to its respective direct or indirect ownership of Realogy Group.

As used in this prospectus supplement, the term “Unsecured Notes” refers, collectively, to our previously outstanding 11.50% Senior Notes due 2017 (the “11.50% Senior Notes”), 12.00% Senior Notes due 2017 (the “12.00% Senior Notes”), 12.375% Senior Subordinated Notes due 2015 (the “12.375% Senior Subordinated Notes”) and 13.375% Senior Subordinated Notes due 2018 (the “13.375% Senior Subordinated Notes” and together with the 12.375% Senior Subordinated Notes, the “Senior Subordinated Notes”). The term 3.375% Senior Notes refers to our 3.375% Senior Notes due 2016. The term “Convertible Notes” refers, collectively, to our previously outstanding 11.00% Series A Convertible Notes due 2018, the 11.00% Series B Convertible Notes due 2018 and the 11.00% Series C Convertible Notes due 2018. The term “7.875% First and a Half Lien Notes” refers to our 7.875% Senior Secured Notes due 2019. The term “9.000% First and a Half Lien Notes” refers to our 9.000% Senior Secured Notes due 2020. The term “First and a Half Lien Notes” refers, collectively, to our 7.875% First and a Half Lien Notes and 9.000% First and a Half Lien Notes. The term “First Lien Notes” refers to our 7.625% Senior Secured First Lien Notes due 2020.

S-vii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. You should read in their entirety this prospectus supplement, the accompanying prospectus and any related free writing prospectus, together with all documents incorporated by reference herein and therein, carefully before making an investment decision to purchase our common stock. You should also carefully consider the matters discussed, and incorporated by reference herein and therein, including in the section entitled “Risk Factors” in the 10-K. All amounts in this prospectus supplement are expressed in U.S. dollars and the financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

Our Company

We are the preeminent and most integrated provider of residential real estate services in the U.S. We are the world’s largest franchisor of residential real estate brokerages with some of the most recognized brands in the real estate industry, the largest owner of U.S. residential real estate brokerage offices, the largest U.S. and a leading global provider of outsourced employee relocation services and a significant provider of title and settlement services. Our owned and franchised brokerage businesses are more than two and a half times larger than their nearest competitor and, in 2012, we were involved in approximately 26% of domestic existing homesale transaction volume that involved a real estate brokerage firm. Our revenue is derived on a fee-for-service basis, and given our breadth of complementary service offerings, we are able to generate fees from multiple aspects of a residential real estate transaction. Our operating platform is supported by our portfolio of industry leading franchise brokerage brands, including Century 21®, Coldwell Banker®, Coldwell Banker Commercial®, ERA®, Sotheby’s International Realty® and Better Homes and Gardens® Real Estate and we also own and operate the Corcoran Group® and CitiHabitats brands. Our multiple brands and operations allow us to derive revenue from many different segments of the residential real estate market, in many different geographies and at varying price points.

Recent Developments

The following preliminary, unaudited financial information reflects our expectations with respect to our results of operations for the quarter ended June 30, 2013, based on currently available information. We have not yet finalized our financial statements as of and for the quarter ended June 30, 2013, and our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial information presented below and accordingly does not express an opinion or any form of assurance with respect thereto. Actual results for the period may differ materially from the preliminary estimates presented below.

Preliminary Results for the Quarter Ended June 30, 2013

Net revenue for the three months ended June 30, 2013 is expected to be in the range of $1.529 billion to $1.539 billion, representing an increase of 17% to 18% compared to the three months ended June 30, 2012. Adjusted EBITDA for the three months ended June 30, 2013 is expected to be in the range of $276 million to $280 million, representing a 26% to 28% increase compared to the three months ended June 30, 2012. Net income attributable to Realogy Holdings for the quarter is expected to be in the range of $80 million to $90 million, an improvement of approximately $110 million compared to the three months ended June 30, 2012. The 2013 second quarter net income is after taking into account approximately $67 million of interest expense, $44 million of depreciation and amortization, $43 million of loss on the early extinguishment of debt and $26 million of expense relating to the April 2013 issuance of common stock under the phantom value plan, which was primarily non-cash. Basic earnings per share for the three months ended June 30, 2013 is expected to be in the range of $0.55 to $0.62, or, excluding the loss on early extinguishment of debt and phantom value plan expense, $1.03 to $1.09.

The significant improvement in our expected second quarter Adjusted EBITDA is a result of our increased homesale transaction volume, the strength of our business model and the strength of the housing market recovery. Our homesale transaction volume increased 21% year-over-year during the quarter, which is four percentage points higher than the top end of our prior guidance issued on May 1, 2013. The increased volume is attributed to demand outstripping supply, moderately improved inventory levels and continued historically high affordability levels despite a rising mortgage rate environment.

On a combined basis, which includes RFG and NRT, our overall second quarter homesale transaction volume (homesale transaction sides times average sale price) improved 21% year-over-year (compared to our previously stated guidance range of 14% to 17% issued on May 1, 2013). Specifically, RFG had a 10% increase in homesale transaction sides and a 10% increase in average homesale price year-over-year during the second quarter to approximately $237,000, while NRT, with its concentration in 35 major metropolitan markets, had a 12% increase in homesale transaction sides and a 7% increase in average homesale price to approximately $478,000.

Based on the visibility we have into the coming months from our open contracts in June and July, we currently anticipate third quarter 2013 homesale transaction volume to increase in the high teens year-over-year on a RFG and NRT combined basis, leading to continued strength in revenue and EBITDA growth in the third quarter.

In addition, the number of business days in the second quarter of 2013 was unchanged from the second quarter of 2012, whereas the third quarter of 2013 will include one additional business day compared to the same period in 2012.

At June 30, 2013, our net debt was $4.0 billion, which included $140 million of borrowings under our revolving credit facility.

A reconciliation of net income (loss) attributable to Realogy Holdings to Adjusted EBITDA for the three months ended June 30, 2012 and the anticipated range of net income attributable to Realogy Holdings to Adjusted EBITDA for the three months ended June 30, 2013 is set forth in the following table:

	Three Months Ended June 30, 2013		Three Months Ended June 30, 2012
	Low	High
Net income (loss) attributable to Realogy Holdings	$80	$90	$(25)
Income tax expense	12	6	8

Income (loss) before income taxes	92	96	(17)
Interest expense, net	67	67	176
Depreciation and amortization	44	44	44

EBITDA	$203	$207	$203
Restructuring costs and former parent legacy costs (benefit), net	2	2	2
Loss on the early extinguishment of debt	43	43	—
Non-cash charges	19	19	(4)
Pro forma cost savings for restructuring initiatives	2	2	—
Pro forma effect of business optimization initiatives	3	3	11
Non-recurring fair value adjustments for purchase accounting	1	1	1
Pro forma effect of acquisitions and new franchisees	1	1	1
Apollo management fees	—	—	4
Fees for secondary offering	1	1	—
Incremental securitization interest costs	1	1	1

Adjusted EBITDA	$276	$280	$219

See note (3) in “—Summary Historical Consolidated Financial Data” below for the definitions of “EBITDA” and “Adjusted EBITDA” and a discussion of the limitations of such non-GAAP measures and the adjustments.

A reconciliation of the anticipated range of the net loss attributable to Realogy Holdings to Adjusted EBITDA for the twelve months ended June 30, 2013 and June 30, 2012 is set forth in the following table:

	Twelve Months Ended June 30, 2013		Twelve Months Ended June 30, 2012
	Low	High
Net loss attributable to Realogy Holdings	$(323)	$(313)	$(399)
Income tax expense	44	38	45

Loss before income taxes	(279)	(275)	(354)
Interest expense, net	338	338	672
Depreciation and amortization	170	170	182

EBITDA	$229	$233	$500
Restructuring costs and former parent legacy costs (benefit), net	5	5	8
IPO related costs for the Convertible Notes	361	361	—
Loss on the early extinguishment of debt	64	64	6
Non-cash charges	19	19	—
Pro forma cost savings for restructuring initiatives	4	4	8
Pro forma effect of business optimization initiatives	21	21	48
Non-recurring fair value adjustments for purchase accounting	2	2	4
Pro forma effect of acquisitions and new franchisees	5	5	7
Apollo management fees	31	31	15
Fees for secondary offering	1	1	—
Incremental securitization interest costs	6	6	3

Adjusted EBITDA	$748	$752	$599

See note (3) in “—Summary Historical Consolidated Financial Data” below for the definitions of “EBITDA” and “Adjusted EBITDA” and a discussion of the limitations of such non-GAAP measures and the adjustments.

Redemptions and Notes Offering

In April 2013, Realogy Holdings used the remaining net proceeds from its initial public offering, cash on hand and for the 12.00% Senior Notes only, borrowings under its revolving credit facility to redeem (i) all of the approximately $130 million aggregate outstanding principal amount of its 12.00% Senior Notes for a total consideration of approximately $138 million, which amount included the applicable redemption premium and accrued interest and (ii) all of the approximately $200 million aggregate outstanding principal amount of its 12.375% Senior Subordinated Notes and 13.375% Senior Subordinated Notes for a total consideration of approximately $201 million, which amount included accrued interest and for the 13.375% Senior Subordinated Notes, the applicable redemption premium.

On April 26, 2013, Realogy Group, our indirect wholly-owned subsidiary, issued $500 million aggregate principal amount of 3.375% Senior Notes, and the net proceeds of approximately $494 million from that offering, together with borrowings under its revolving credit facility, were used to redeem all of the $492 million aggregate outstanding principal amount of its 11.50% Senior Notes. On May 28, 2013, Realogy Group completed the 11.50% Senior Notes redemption and paid total consideration of approximately $527 million, which included the applicable redemption premium and accrued interest.

April 2013 Secondary Offering and this Offering

On April 16, 2013, the Company completed a public offering of 40.25 million shares of its common stock, which were offered by the selling stockholders in this offering at a price of $44.00 per share (the “April 2013 Offering”). The Company did not receive any proceeds from the April 2013 Offering, and after completion of that offering, funds affiliated with or managed by Apollo Management VI, L.P., an entity affiliated with Apollo Management, L.P. (collectively referred to as “Apollo”), held approximately 25.1 million shares of common stock equal to an approximate 17% ownership interest in the Company.

After giving effect to this offering, the selling stockholders will no longer own any common stock of the Company and the existing securityholders agreement with such selling stockholders will terminate.

Pursuant to the terms of our Phantom Value Plan, certain of our executive officers are eligible to receive payment, at their election, in shares of our common stock, cash or a combination thereof, as a result of the sale of shares of common stock by RCIV Holdings (Luxembourg) S.à r.l, a selling stockholder in this offering and an affiliate of Apollo. Such officers have elected to receive all of such payment in shares of common stock which would result in an aggregate payment of 413,131 shares of common stock to such officers following this offering (consisting of 359,247 unrestricted shares, before giving effect to the forfeiture of shares to pay the officers’ minimum withholding taxes upon issuance of the shares, and 53,884 shares in restricted stock awards) and, assuming a price per share of $49.00 (the closing price of our common stock on July 15, 2013), a third quarter 2013 charge of approximately $18 million. In addition, we will recognize a $26 million charge in the second quarter 2013 related to the issuance of shares pursuant to elections of certain of our executive officers under the Phantom Plan in connection with the April 2013 Offering (consisting of 575,515 unrestricted shares, or 302,973 net shares after giving effect to the forfeiture of 272,542 of such shares to pay the officers’ minimum withholding taxes upon issuance of the shares, and 86,322 shares in restricted stock awards). See also “Capitalization.”

Board of Directors

On June 26, 2013, Jessica M. Bibliowicz and Fiona P. Dias were appointed to our board of directors (the “Board of Directors”). Concurrent with these appointments, we announced the resignation of Scott M. Kleinman from our Board of Directors. Ms. Bibliowicz and Ms. Dias have been determined by the Board of Directors to be independent directors for purposes of the listing standards of the NYSE.

We have been informed by Apollo that immediately following the closing of this offering, Travis W. Hennings and M. Ali Rashid, representatives of Apollo, will resign from our Board of Directors. As a result, our Board of Directors will consist of five independent directors, our Chairman and Chief Executive Officer, and one non-management director who is not independent. We continue to consider potential candidates for inclusion on our Board of Directors as additional independent directors.

Corporate Information

Our headquarters are located at 175 Park Avenue, Madison, New Jersey 07940. Our general telephone number is (973) 407-2000. We were incorporated on December 14, 2006 in the State of Delaware. We maintain an Internet website at http://www.realogy.com. Our website address is provided as an inactive textual reference. The contents of our website or accessible through our website are not incorporated by reference herein or otherwise a part of this prospectus supplement.

THE OFFERING

Issuer	Realogy Holdings Corp.

Common stock offered by the selling stockholders	25,125,070 shares.

Use of proceeds	The selling stockholders will receive all net proceeds from the sale of our common stock in this offering. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Dividend Policy	We do not currently anticipate paying dividends on our common stock. Any declaration and payment of future dividends to holders of our common stock may be limited by restrictive covenants in our debt agreements, and will be at the sole discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our Board of Directors deems relevant. See “Dividend Policy.”

New York Stock Exchange symbol	“RLGY.”

Risk factors	Investing in our common stock involves risks. See the sections titled “Risk Factors,” in this prospectus supplement, the accompanying prospectus, any free writing prospectus prepared by or on behalf of us and the documents incorporated by reference herein or therein, including the 10-K, for a discussion of certain risks you should consider before investing in our common stock.

As of July 10, 2013, we had 145,788,243 shares outstanding (which includes the issuance of shares under the Phantom Value Plan in April 2013 in connection with the April 2013 Offering). The number of shares of common stock outstanding excludes as of July 10, 2013:

•

approximately 1.6 million shares of common stock reserved for future issuance under the Realogy Holdings 2007 Stock Incentive Plan, including (i) an aggregate of 0.5 million shares of common stock issuable upon the exercise of currently exercisable options at a weighted average exercise price of $35.45, and (ii) 1.0 million shares of common stock issuable upon the exercise of outstanding options which have not yet vested, at a weighted average exercise price of $21.37; and

•

approximately 6.5 million shares of common stock reserved for future issuance under the 2012 Long-Term Incentive Plan, including (i) an aggregate of 1.7 million shares issuable upon the exercise of outstanding options, which have not yet vested, at a weighted average exercise price of $27.12, (ii) 0.04 million shares of common stock underlying restricted stock unit awards and (iii) 0.4 million shares of common stock issuable pursuant to the Phantom Value Plan in connection with this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents our summary historical audited and unaudited consolidated financial data and operating statistics. The consolidated statement of operations data and cash flow data for the years ended December 31, 2012, 2011 and 2010 and the consolidated balance sheet data as of December 31, 2012 and 2011 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement. The consolidated balance sheet data as of December 31, 2010 have been derived from our audited consolidated financial statements not incorporated by reference in this prospectus supplement. The unaudited condensed consolidated statement of operations data and cash flow data for the three months ended March 31, 2013 and 2012, and the unaudited condensed consolidated balance sheet data as of March 31, 2013 have been derived from our unaudited condensed consolidated financial statements incorporated by reference into this prospectus supplement. The condensed consolidated financial statements, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations as of the dates and for the periods indicated. Our results of operations for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the full year.

The summary historical consolidated financial data and operating statistics presented below should be read in conjunction with the sections in this prospectus supplement titled “Use of Proceeds” and “Capitalization” and our consolidated financial statements, the accompanying notes and the other financial information incorporated by reference in this prospectus supplement.

(In millions, except per share data)	As of and For the Three Months Ended March 31,		As of and For the Year Ended December 31,
	2013	2012	2012	2011	2010
Statement of Operations Data:
Net revenue	$957	$875	$4,672	$4,093	$4,090
Total expenses (1)	1,033	1,070	5,235	4,526	4,084

Income (loss) before income taxes, equity in earnings and noncontrolling interests	(76)	(195)	(563)	(433)	6
Income tax expense	7	7	39	32	133
Equity in earnings of unconsolidated entities	(9)	(10)	(62)	(26)	(30)

Net loss	(74)	(192)	(540)	(439)	(97)
Less: Net income attributable to noncontrolling interests	(1)	—	(3)	(2)	(2)

Net loss attributable to Realogy Holdings (2)	$(75)	$(192)	$(543)	$(441)	$(99)

Basic loss per share	$(0.52)	$(23.95)	$(14.41)	$(55.01)	$(12.35)
Diluted loss per share	(0.52)	(23.95)	(14.41)	(55.01)	(12.35)
Other Data:
Interest expense, net (2)	$89	$170	$528	$666	$604
Depreciation and amortization	42	45	173	186	197
Loss on the early extinguishment of debt	3	6	24	36	—
Net cash used in operating activities	(43)	(32)	(103)	(192)	(118)
Net cash used in investing activities	(16)	(20)	(66)	(49)	(70)
Net cash provided by financing activities	50	56	401	192	124
Adjusted EBITDA (3)	$71	$53	$674	$571	$633
Senior secured leverage ratio for the trailing twelve month period (3)	3.38x	4.02x	3.30x	4.44x	4.59x
Balance Sheet Data:
Cash and cash equivalents (4)	$366		$376	$143	$192
Securitization assets (5)	305		309	366	393
Total assets	7,415		7,445	7,350	7,569
Securitization obligations	239		261	327	331
Long-term debt, including short-term portion	4,471		4,366	7,150	6,892
Equity (deficit)	1,443		1,519	(1,499)	(1,063)

(1)	Total expenses for the year ended December 31, 2012 includes costs related to our October 2012 initial public offering (“IPO”) of $361 million, composed of a non-recurring cash fee of approximately $105 million paid to certain significant holders of the Convertible Notes (attributable to the semi-annual interest payment thereon) and a non-cash expense of $256 million relating to shares of common stock issued to holders of the Convertible Notes pursuant to letter agreements entered into in connection with the IPO.
(2)	If the IPO and related transactions as described in our final prospectus filed with the SEC on October 11, 2012 had been completed on January 1, 2012, our interest expense, net, and net loss attributable to Realogy Holdings for the year ended December 31, 2012 of $528 million and $543 million, respectively, would each have been reduced by $233 million. If the $105 million cash fee amount described in note (1) had been included in interest expense and not reflected as an IPO-related cost due to the letter agreements entered into with Convertible Note holders, our 2012 annualized cash interest savings would have been $338 million.
(3)	We define “EBITDA” as net income (loss) attributable to Realogy Holdings before depreciation and amortization, interest expense, net (other than relocation services interest for securitization assets and securitization obligations) and income taxes. We believe EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation, the age and book depreciation of facilities (affecting relative depreciation expense) and the amortization of intangibles, which may vary for different companies for reasons unrelated to operating performance. We further believe that EBITDA is frequently used by investors, securities analysts and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.

“Adjusted EBITDA” calculated for a 12-month period corresponds to the definition of “EBITDA,” calculated on a “pro forma basis,” used in our senior secured credit facility to calculate the senior secured leverage ratio. Adjusted EBITDA includes adjustments to EBITDA for merger costs, restructuring costs and former parent legacy costs (benefit), net, IPO related costs for the Convertible Notes, loss on the early extinguishment of debt, pro forma cost savings for restructuring initiatives, pro forma effect of business optimization initiatives, non-cash charges, non-recurring fair value adjustments for purchase accounting, pro forma effect of acquisitions and new franchisees, Apollo management fees, fees for secondary offering and incremental securitization interest costs, in each case calculated as of the beginning of the 12-month period. Adjusted EBITDA calculated for a three-month period adjusts for the same items as for a 12-month period, except that the pro forma effect of cost savings, business optimizations and acquisitions and new franchisees are calculated as of the beginning of the three-month period instead of the 12-month period. EBITDA and Adjusted EBITDA are supplemental measures of performance that are not required by, or presented in accordance with GAAP, and may be calculated differently by other companies, including other companies in our industry, limiting their usefulness as comparative measures. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute to any GAAP measures and should be assessed alongside other performance measures, including operating income, net income and our other GAAP results. For further discussion of EBITDA and Adjusted EBITDA, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” in our 10-K incorporated herein by reference.

Set forth in the table below is a reconciliation of net loss attributable to Realogy Holdings to Adjusted EBITDA as calculated in accordance with the senior secured credit facility and presented in certificates delivered to the lenders under the senior secured credit facility for the years ended December 31, 2012, 2011 and 2010 and for the twelve months ended March 31, 2013. We have derived the Adjusted EBITDA data for the twelve months ended March 31, 2013 by adding the data for the year ended December 31, 2012 and the three months ended March 31, 2013 and then subtracting the data for the three months ended March 31, 2012.

	For the Three Months Ended		For the Twelve Months Ended
	March 31, 2013	March 31, 2012	March 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Net loss attributable to Realogy Holdings (a)	$(75)	$(192)	$(426)	$(543)	$(441)	$(99)
Income tax expense	7	7	39	39	32	133

Income (loss) before income taxes	(68)	(185)	(387)	(504)	(409)	34
Interest expense, net (a)	89	170	447	528	666	604
Depreciation and amortization	42	45	170	173	186	197

EBITDA	63	30	230	197	443	835
Merger costs, restructuring costs and former parent legacy costs (benefit), net (b)	1	—	5	4	(3)	(301)
IPO related costs for the Convertible Notes (a)	—	—	361	361	—	—
Loss on the early extinguishment of debt	3	6	21	24	36	—
Pro forma cost savings for restructuring initiatives (c)	—	—	4	7	11	20
Pro forma effect of business optimization initiatives (d)	4	9	30	31	52	49
Non-cash charges (e)	(2)	—	(5)	(3)	4	(4)
Non-recurring fair value adjustments for purchase accounting (f)	—	1	2	3	4	4
Pro forma effect of acquisitions and new franchisees (g)	1	1	6	5	7	13
Apollo management fees (h)	—	4	35	39	15	15
Incremental securitization interest costs (i)	1	2	6	6	2	2

Adjusted EBITDA	$71	$53	$695	$674	$571	$633

Total senior secured net debt (j)			2,348	2,224	2,536	2,905

Senior secured leverage ratio			3.38x	3.30x	4.44x	4.59x

(a)	See notes (1) and (2) above.
(b)	Consists of:

	For the Three Months Ended		For the Twelve Months Ended
	March 31, 2013	March 31, 2012	March 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Restructuring costs	$—	$3	$9	$12	$11	$21
Merger costs	—	—	—	—	1	1
Former parent legacy costs (benefit), net	1	(3)	(4)	(8)	(15)	(323)

	$1	$—	$5	$4	$(3)	$(301)

(c)	Represents actual costs incurred that are not expected to recur in subsequent periods due to restructuring activities initiated during the period. The adjustment shown represents the impact the savings would have had on the period from the first day of the period through the time they were put in place, had those actions been effected as of such date.

	For the Three Months Ended		For the Twelve Months Ended
	March 31, 2013	March 31, 2012	March 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Expected reduction in operating costs based on a three or 12-month run-rate	$—	$1	$10	$14	$21	$34
Estimated savings realized from the time they were put in place	—	1	6	7	10	14

	$ —	$—	$4	$7	$11	$20

(d)	Represents the pro forma effect of business optimization initiatives that have been completed to reduce costs.

	For the Three Months Ended		For the Twelve Months Ended
	March 31, 2013	March 31, 2012	March 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Relocation Services integration costs and acquisition related non-cash adjustments	$1	$1	$3	$3	$1	$12
Vendor renegotiations	—	—	4	3	6	6
Employee retention accruals	—	10	15	26	41	23
Other initiatives	3	(2)	8	2	4	8
Adjustment for at risk homesale reserves	—	—	—	(3)	—	—

	$4	$9	$30	$31	$52	$49

The employee retention accruals reflect the employee retention plans that were implemented in lieu of our customary bonus plans, due to the ongoing and prolonged downturn in the housing market in order to ensure the retention of executive officers and other key personnel, principally within our corporate services unit and the corporate offices of our four business units.

(e)	Represents the elimination of non-cash expenses, including:

	For the Three Months Ended		For the Twelve Months Ended
	March 31, 2013	March 31, 2012	March 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Stock-based compensation expense	$3	$1	$7	$5	$7	$6
Change in allowance for doubtful accounts and notes reserves	(3)	(2)	(11)	(10)	(7)	(8)
Other items	(2)	1	(1)	2	4	(2)

	$(2)	$—	$(5)	$(3)	$4	$(4)

(f)	Reflects the adjustment for the negative impact of fair value adjustments for purchase accounting at the operating business segments primarily related to deferred rent.
(g)	Represents the estimated impact of acquisitions and new franchisees as if they had been acquired or signed at the beginning of the period. Franchisee sales activity is comprised of new franchise agreements as well as growth acquired by existing franchisees with our assistance. We have made a number of assumptions in calculating such estimates and there can be no assurance that we would have generated the projected levels of EBITDA had we owned the acquired entities or entered into the franchise contracts at the beginning of the period.

(h)	Represents the elimination of annual management fees paid to Apollo as well as the fees paid for termination of the management agreement with Apollo following the IPO.
(i)	Reflects the incremental borrowing costs incurred as a result of the securitization facilities refinancing.
(j)	Represents total borrowings under the senior secured credit facility of (i) $2,648 million plus $16 million of capital lease obligations less $316 million of readily available cash as of March 31, 2013, (ii) $2,525 million plus $12 million of capital lease obligations less $313 million of readily available cash as of December 31, 2012, (iii) $2,626 million plus $11 million of capital lease obligations less $101 million of readily available cash as of December 31, 2011 and (iv) $3,059 million plus $12 million of capital lease obligations less $166 million of readily available cash as of December 31, 2010. Pursuant to the terms of the senior secured credit facility, senior secured net debt does not include the First and a Half Lien Notes, other indebtedness that is secured by a lien that is pari passu or junior to the First and a Half Lien Notes, including our previously outstanding $650 million of second lien term loans under the incremental loan feature of the senior secured credit facility, securitization obligations, our previously outstanding Unsecured Notes or the 3.375% Notes.

(4)	Readily available cash as of March 31, 2013 was $316 million. Readily available cash includes cash and cash equivalents less statutory cash required for our title business.
(5)	Represents the portion of relocation receivables and advances, relocation properties held for sale and other related assets that collateralize our securitization obligations. See Note 8 to the consolidated financial statements in our 10-K and Note 5 to the condensed consolidated financial statements in our Quarterly Report on Form 10-Q, each of which are incorporated herein by reference, for further information about our securitization obligations.

Key Business Drivers

The following table presents our drivers for the three months ended March 31, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2013	2012	2012	2011	2010
Operating Statistics:
Real Estate Franchise Services (1)
Closed homesale sides (2)	209,779	197,458	988,624	909,610	922,341
Average homesale price (3)	$210,919	$194,071	$213,575	$198,268	$198,076
Average homesale broker commission rate (4)	2.56%	2.56%	2.54%	2.55%	2.54%
Net effective royalty rate (5)	4.57%	4.75%	4.63%	4.84%	5.00%
Royalty per side (6)	$258	$248	$262	$256	$262
Company Owned Real Estate Brokerage Services (7)
Closed homesale sides (2)	58,060	55,273	289,409	254,522	255,287
Average homesale price (3)	$427,812	$403,115	$444,638	$426,402	$435,500
Average homesale broker commission rate (4)	2.52%	2.51%	2.49%	2.50%	2.48%
Gross commission income per side (8)	$11,630	$10,959	$11,826	$11,461	$11,571
Relocation Services
Initiations (9)	35,951	37,470	158,162	153,269	148,304
Referrals (10)	15,677	14,266	79,327	72,169	69,605
Title and Settlement Services
Purchase title and closing units (11)	21,506	20,565	105,156	93,245	94,290
Refinance title and closing units (12)	24,500	22,016	89,220	62,850	62,225
Average fee per closing unit (13)	$1,322	$1,237	$1,362	$1,409	$1,386

(1)	These amounts include all franchisees except for our Company Owned Real Estate Brokerage Services segment.
(2)	A closed home sale side represents either the “buy” side or the “sell” side of a homesale transaction. The first quarter of 2013 contained one less business day than the first quarter of 2012, which adversely impacted the first quarter 2013 homesale transaction volume by approximately 2% compared to the prior year period.
(3)	Represents the average selling price of closed homesale transactions.
(4)	Represents the average commission rate earned on either the “buy” side or “sell” side of a homesale transaction.
(5)	Represents the average percentage of our franchisees’ commission revenue (excluding NRT) paid to the Real Estate Franchise Services segment as a royalty. The net effective royalty rate does not include the effect of non-standard incentives granted to some franchisees. Royalty fees are charged to all franchisees pursuant to the terms of the relevant franchise agreements and are included in each of the real estate brands’ franchise disclosure documents. Non-standard incentives are occasionally used by the sales force as consideration for new or renewing franchisees. Due to the limited number of franchisees that receive these non-standard incentives, we believe excluding such incentives from the net effective royalty rate provides a more meaningful average for typical franchisees. We anticipate that as the housing market recovery continues and our franchise revenues increase, the impact of these non-standard incentives on the net effective royalty rate will decrease accordingly. The inclusion of these non-standard incentives would reduce the net effective royalty rate by approximately 16 basis points for the year ended December 31, 2012.
(6)	Represents net domestic royalties earned from our franchisees (excluding NRT) divided by the total number of our franchisees’ closed homesale sides.
(7)	Our real estate brokerage business has a significant concentration of offices and transactions in geographic regions where home prices are at the higher end of the U.S. real estate market, particularly the east and west coasts. The real estate franchise business has franchised offices that are more widely dispersed across the United States than our real estate brokerage operations. Accordingly, operating results and homesale statistics may differ between our brokerage and franchise businesses based upon geographic presence and the corresponding homesale activity in each geographic region.
(8)	Represents gross commission income divided by closed homesale sides. Gross commission income includes commissions earned in homesale transactions and certain other activities, primarily leasing and property management transactions.
(9)	Represents the total number of transferees served by the relocation services business. Revenue is recognized when services are performed. The amounts presented for the year ended December 31, 2010 include 26,087 initiations as a result of the acquisition of Primacy in January 2010.
(10)	Represents the number of completed referral transactions from which we earned revenue from real estate brokers. The amounts presented for the year ended December 31, 2010 include 4,997 referrals as a result of the acquisition of Primacy in January 2010.
(11)	Represents the number of title and closing units processed as a result of a home purchases.
(12)	Represents the number of title and closing units processed as a result of homeowners refinancing their home loans.
(13)	Represents the average fee we earn on purchase title and refinancing title units.

RISK FACTORS

You should carefully consider the risk factors in our 10-K, as well as the other information contained or incorporated by reference in this prospectus supplement, before deciding whether to invest in our common stock. The risk factors described in our 10-K could materially and adversely affect our business, financial condition or results of operations. However, the risk factors in our 10-K are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of our common stock could decline and you may lose all or part of your original investment.

USE OF PROCEEDS

We will not receive any proceeds from the sale of any shares of our common stock offered by a selling stockholder. We will pay the expenses, other than underwriting discounts and commissions, associated with the sale of shares by the selling stockholders.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013:

•	on an actual basis; and

•

on an as adjusted basis giving effect to (i) the redemption of all of our outstanding 12.375% Senior Subordinated Notes and 13.375% Senior Subordinated Notes on April 16, 2013, (ii) the redemption of all of our outstanding 12.00% Senior Notes on April 23, 2013, (iii) the issuance of $500 million aggregate principal amount of 3.375% Senior Notes on April 26, 2013, (iv) the redemption of all of our outstanding 11.50% Senior Notes on May 28, 2013 and (v) proceeds of $49 million from borrowings under our revolving credit facility to redeem certain of the notes described above.

Because we will not receive any of the proceeds from this offering, this offering will not change our capitalization.

You should read this table together with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2013
	Actual	As Adjusted
	(In millions)
Capitalization (excluding securitization obligations)
Cash and cash equivalents (1)	$366	$50

Long-term debt (including current portion):
Senior Secured Credit Facility:
Revolving credit facility (2)	$135	$184
Term loan facility(3)	1,901	1,901
7.625% First Lien Notes due 2020	593	593
7.875% First and a Half Lien Notes due 2019	700	700
9.000% First and a Half Lien Notes due 2020	325	325
3.375% Senior Notes due 2016	—	500
11.50% Senior Notes due 2017 (4)	490	—
12.00% Senior Notes due 2017 (5)	129	—
12.375% Senior Subordinated Notes due 2015 (6)	188	—
13.375% Senior Subordinated Notes due 2018	10	—

Total long-term debt (including current portion)	4,471	4,203

Equity:
Common stock; 400,000,000 authorized shares, 145,370,433 shares issued and outstanding (actual and as adjusted)	1	1
Additional paid-in capital	5,594	5,594
Accumulated deficit (7)	(4,120)	(4,163)
Accumulated other comprehensive income (loss)	(34)	(34)
Noncontrolling interests	2	2

Total equity (deficit)	1,443	1,400

Total capitalization (8)	$5,914	$5,603

(1)

Readily available cash as of March 31, 2013 was $316 million. Readily available cash includes cash and cash equivalents less statutory cash required for our title business. As adjusted cash and cash equivalents reflects net proceeds of $494 million related to the issuance of the 3.375% Senior Notes and $49 million of incremental borrowings under our revolving credit facility, offset by $859 million of cash used for the redemption of the 11.50% Senior Notes, the 12.00% Senior Notes, the 12.375% Senior Subordinated Notes

and the 13.375% Senior Subordinated Notes, including related redemption premiums but excluding accrued and unpaid interest. We anticipate that our annualized cash interest savings from the redemption of such notes, the amendment and restatement of our senior secured credit facility completed in March 2013, the issuance of the 3.375% Senior Notes and incremental borrowings under our revolving credit facility will be approximately $71 million, based on our debt balances as of March 31, 2013, and assuming LIBOR rates as of March 31, 2013. As adjusted amount does not include anticipated expenses payable by us in connection with this offering.
(2)	Interest rates with respect to revolving loans under the revolving credit facility are based on, at our option, (a) adjusted LIBOR plus 2.75% or (b) ABR plus 1.75%. On March 31, 2013, we had approximately $135 million outstanding under the revolving credit facility and no outstanding letters of credit under such facility, leaving $340 million of available capacity. See also Note (1).
(3)	The term loan facility is $1,920 million less a discount of $19 million. The interest rates with respect to term loans under the term loan facility are based on, at our option, (a) adjusted LIBOR plus 3.50% (with a LIBOR floor of 1.00%) or (b) ABR plus 2.50% (with an ABR floor of 2.0%).
(4)	Consists of $492 million of 11.50% Senior Notes, less a discount of $2 million.
(5)	Consists of $130 million of 12.00% Senior Notes, less a discount of $1 million.
(6)	Consists of $190 million of 12.375% Senior Subordinated Notes, less a discount of $2 million.
(7)	As adjusted accumulated deficit was reduced by $43 million due to the loss on the early extinguishment of the 12.375% Senior Subordinated Notes, the 13.375% Senior Subordinated Notes, the 12.00% Senior Notes and the 11.50% Senior Notes. Accumulated deficit does not include charges relating to the Phantom Value Plan. Pursuant to the terms of the Realogy Group Phantom Value Plan, certain of the Company’s executive officers are eligible to receive cash payment, or at their election, shares of the Company’s common stock, or a combination thereof, as a result of the sale of shares of common stock held by RCIV Holdings (Luxembourg), a selling stockholder in the April 2013 Offering as well as a selling stockholder in this offering and an affiliate of Apollo. All of the participants elected to receive their payment in shares of common stock in connection with the April 2013 Offering, pursuant to which we issued 575,515 unrestricted shares, or 302,973 net shares after giving effect to the forfeiture of 272,542 of such shares to pay the officers’ minimum withholding taxes upon issuance of the shares, and 86,322 shares in restricted stock awards. The participants have also elected to receive payment in shares of common stock in connection with this offering. Therefore such officers will receive 359,247 unrestricted shares of common stock equal to the dollar amount then due (before giving effect to the forfeiture of shares to pay the officers’ minimum withholding taxes upon issuance of the shares), plus 53,884 restricted shares of common stock. The restricted shares of common stock will vest based on the participants’ continued employment, on the first anniversary of issuance. Assuming a price per share of $49.00 (the closing price of our common stock on July 15, 2013), the Company will recognize a third quarter 2013 charge of approximately $18 million and approximately $1 million in each of the next three quarters related to this offering. The Company will also recognize a non-cash charge of approximately $26 million in the second quarter of 2013 and approximately $1 million in each of the next three quarters related to the issuance of shares under the Phantom Plan in connection with the April 2013 Offering.
(8)	Total capitalization excludes our securitization obligations which are collateralized by relocation related assets and appear in our current liabilities.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed on the NYSE under the symbol “RLGY.” On July 15, 2013, the reported last sale price of our common stock on the NYSE was $49.00. The following table sets forth the high and low intraday prices of our common stock on the NYSE for the periods indicated.

	Stock Price Range 2012
Year Ended December 31, 2012	High	Low
Fourth Quarter (from October 11, 2012)	$42.16	$32.50

	Stock Price Range 2013
Year Ended December 31, 2013	High	Low
First Quarter	$50.33	$40.36
Second Quarter	$55.28	$42.23
Third Quarter (through July 15, 2013)	$51.80	$46.87

As of July 10, 2013, there were 105 stockholders of record of our common stock. In addition, we believe a significant number of beneficial owners of our common stock hold their shares in “street” name.

DIVIDEND POLICY

We do not currently anticipate paying dividends on our common stock. Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our Board of Directors deems relevant. See the section in the 10-K titled “Risk Factors—Risks Related to an Investment in Our Common Stock—We have no plans to pay regular dividends on our common stock, so stockholders may not receive funds without selling their common stock.” Because Realogy Holdings is a holding company and has no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. The terms of our indebtedness restrict our subsidiaries from paying dividends to us. Our title insurance underwriter is subject to regulations that limit its ability to pay dividends or make loans or advances to us, principally to protect policyholders. Under Delaware law, dividends may be payable only out of surplus, which is our net assets minus our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. As a result, we may not pay dividends according to our policy or at all, if, among other things, we do not have sufficient cash to pay the intended dividends, if our financial performance does not achieve expected results or the terms of our indebtedness prohibit it.

SELLING STOCKHOLDERS

The following table, which was prepared based on information supplied to us by the selling stockholders, sets forth the name of each of the selling stockholders, the number of shares of common stock beneficially owned by each of the selling stockholders and the number of shares to be offered by each of the selling stockholders pursuant to this prospectus supplement. Following the sale of all of the shares of common stock offered under this prospectus supplement, none of the selling stockholders will own any of our shares of common stock. We will pay the expenses associated with the sale of shares by the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

	Beneficial Ownership Prior to Offering			Number of Shares of Common Stock Offered Hereby
Name of Selling Stockholder(1)	Common Stock	Percentage of Common Stock (2)
RCIV Holdings (Luxembourg) S.à r.l.	22,084,007	15.1%		22,084,007
Domus Co-Investment Holdings LLC	1,427,371	*	%	1,427,371
Apollo Investment Fund VI, L.P.	839,386	*	%	839,386
Domus Investment Holdings, LLC	774,306	*	%	774,306

*	Less than 1%.
(1)	The sole stockholder of RCIV Holdings (Luxembourg) S.à r.l. (“RCIV Luxembourg”) is RCIV Holdings, L.P. (“RCIV LP”). Apollo Management VI, L.P (“Management VI”) is the manager of each of RCIV LP, Apollo Investment Fund VI, L.P. (“AIF VI”) and Domus Investment Holdings, LLC (“Domus LLC”), and the managing member of Domus Co-Investment Holdings LLC (“Domus Co-Invest LLC” and, collectively with RCIV Luxembourg, AIF VI and Domus LLC, the “Selling Stockholders”). The general partner of Management VI is AIF VI Management, LLC (“AIF VI LLC”), and the sole member and manager of AIF VI LLC is Apollo Management, L.P. (“Apollo Management”). The general partner of Apollo Management is Apollo Management GP, LLC (“Management GP”). The sole member and manager of Management GP is Apollo Management Holdings, L.P. (“Management Holdings”). The general partner of Management Holdings is Apollo Management Holdings GP, LLC (“Management Holdings GP”). The general partner of AIF VI is Apollo Advisors VI, L.P. (“Advisors VI”). The general partner of Advisors VI is Apollo Capital Management VI, LLC (“ACM VI”). The sole member and manager of ACM VI is Apollo Principal Holdings I, L.P. (“Principal I”), and the general partner of Principal I is Apollo Principal Holdings I GP, LLC (“Principal I GP”). Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP, and the managers of Principal I GP, and as such may be deemed to have voting and dispositive control of the shares of our common stock held by the Selling Stockholders. Each of the Selling Stockholders disclaims beneficial ownership of the common stock that may be deemed beneficially owned by any other Apollo Selling Stockholder and each of the Apollo investment managers and investment advisors, including Management Holdings GP and Principal I GP disclaims beneficial ownership of the common stock held by the Selling Stockholders. The address of each of AIF VI LP, Domus LLC, Domus Co-Invest LLC, Advisors VI, ACM VI, Principal I and Principal I GP is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of RCIV Luxembourg is Avenue John F. Kennedy 44, L-1885, Luxembourg. The address of RCIV LP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, Grand Cayman KY1-9005, Cayman Islands. The address of each of Management VI, AIF VI LLC, Apollo Management, Management GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.

(2)	Percentages are based on 145,788,243 shares of common stock issued and outstanding as of July 10, 2013.

Each of the Selling Stockholders is an affiliate of Apollo and, as such, is entitled to certain rights pursuant to the Apollo Securityholders Agreement, including with respect to the designation of members to be nominated to our Board of Directors and the approval of certain of our significant business decisions. Employees of Apollo also currently serve on our Board of Directors. See “Directors, Officers and Corporate Governance” and “Certain Relationships and Related Transactions, and Director Independence” in Part III, Items 10 and 13, respectively, of our 10-K, incorporated by reference herein, for further information. Following the completion of this offering, the Apollo Securityholders Agreement will terminate in accordance with its terms. In addition, we have been informed by Apollo that immediately following the closing of this offering, Travis W. Hennings and M. Ali Rashid will resign from our Board of Directors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain U.S. federal income tax considerations relevant to non-U.S. holders (as defined below) with respect to the ownership and disposition of our common stock. The following summary is based on current provisions of the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. State, local, estate and foreign tax consequences are not summarized, nor are tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, U.S. expatriates, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as “capital assets” (generally, property held for investment). Each potential investor should consult its own tax advisor as to the U.S. federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is: (i) an individual who is classified as a non-resident of the United States, (ii) a foreign corporation, or (iii) a foreign estate or foreign trust.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your own tax advisor as to the particular U.S. federal income tax consequences applicable to you.

Distributions

Distributions with respect to our common stock will be treated as dividends to the extent paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Generally, distributions treated as dividends paid to a non-U.S. holder with respect to our common stock will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment of such non-U.S. holder) are generally subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person, as defined under the Code, and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% (or lower applicable treaty rate). A non-U.S. holder who claims the benefit of an applicable tax treaty generally will be required to satisfy applicable certification and other requirements. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant tax treaty. A non-U.S. holder can generally meet the relevant certification requirement by providing a properly executed IRS Form W-8BEN (if the holder is claiming the benefits of an income tax treaty) or Form W-8ECI (if the dividends are effectively connected with a trade or business in the United States) or suitable substitute form.

Dispositions

Subject to the discussion below concerning backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on the sale, exchange or other disposition of our common stock unless (i) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if a tax treaty applies, is attributable to a U.S. permanent establishment of such non-U.S. holder), (ii) in the case of a non-U.S. holder that is a non-resident alien individual, such non-U.S. holder is present in the United States for 183 or more days in the taxable year of disposition, and certain other conditions are met or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

In the case described above in (i), the gain on the disposition of our common stock will be recognized in an amount equal to the difference between the amount of cash and the fair market value of any other property received for the common stock and the non-U.S. holder’s basis in the common stock. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the common stock has been held for more than one year. In the case of a non-U.S. holder that is a foreign corporation, such gain may also be subject to an additional branch profits tax at a rate of 30% (or a lower applicable treaty rate). In the case described above in (ii), the non-U.S. holder generally will be subject to a flat income tax at a rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of our common stock, which may be offset by certain U.S. source capital losses.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Payment of dividends, and the tax withheld with respect thereto, is subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor an IRS Form W-8BEN (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a United States person, as defined under the Code, that is not an exempt recipient.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on IRS Form W-8BEN (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a United States person, as defined under the Code, that is not an exempt recipient.

Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against such non-U.S. holder’s U.S. federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

Foreign Account Tax Compliance Act

After June 30, 2014, withholding at a rate of 30% will generally be required on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale or other disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain United States persons or by certain non-U.S. entities that are wholly or partially owned by United States persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future United States Treasury regulations, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to holders in respect of any amounts withheld. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

UNDERWRITING

Goldman, Sachs & Co. and J.P. Morgan Securities LLC are acting as the underwriters in connection with this offering. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the underwriters have agreed to purchase 25,125,070 shares of common stock from the selling stockholders at a price of $         per share, which will result in $         of proceeds to the selling stockholders.

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

•	that the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	that there is no material change in our business or the financial markets; and

•	that we and the selling stockholders deliver customary closing documents to the underwriters.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities. The offering of shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters may receive from purchasers of the shares nominal brokerage commissions in amounts agreed with the purchasers. The underwriters propose to offer the shares of common stock for sale from time to time in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by the underwriters and subject to their right to reject any order in whole or in part. The underwriters may effect such transactions by selling the shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or purchasers of shares of common stock for whom they act as agents or to whom they sell as principals. The difference between the price at which the underwriters purchase shares of common stock and the price at which the underwriters resell such shares of common stock may be deemed underwriting compensation.

The expenses of the offering are estimated at $0.9 million and are payable by us.

Lock-Up Agreement

We have agreed that, subject to certain exceptions, for 45 days after the date of this prospectus supplement, without the prior written consent of both underwriters, we will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of our common stock that may be deemed to be beneficially owned by us in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for our common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of our common stock or securities convertible, exercisable or exchangeable into our common stock or any of our other securities.

The underwriters, in their discretion, may release our common stock and other securities subject to the lock-up agreement described above in whole or in part at any time with or without notice. When determining whether or not to release our common stock and other securities from the lock-up agreement, the underwriters will consider, among other factors, our reasons for requesting the release, the number of shares of our common stock and other securities for which the release is being requested and market conditions at the time.

Listing

Our common stock is listed on the NYSE under the symbol “RLGY”.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriter has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

None of us, the selling stockholders or any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, none of us, the selling stockholders or any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectus supplements by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investments, hedging, market-making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, an affiliate of J.P. Morgan Securities LLC acts as administrative agent under the senior secured credit facility, J.P. Morgan Securities LLC acts as a bookrunner under the senior secured credit facility and affiliates of J.P. Morgan Securities LLC and Goldman, Sachs & Co. are lenders under the senior secured credit facility. In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors or employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. In addition, the Company and its affiliates have in the past entered, and may in the future enter, into certain financial and other arrangements with certain of the underwriters and their respective affiliates, pursuant to which the Company and its affiliates have received, and may in the future receive, certain fees, commissions and other payments in the performance of its ordinary course services. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time recommend to clients that they should acquire long and/or short positions in such assets, securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of has been obtained to each such proposed offer or resale.

The Company, the selling stockholders, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus supplement has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company, the selling stockholders nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market

Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom, LLP, New York, New York, and Marilyn J.Wasser, Executive Vice President, General Counsel and Corporate Secretary of Realogy Holdings. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters will be passed upon for the selling stockholders by Wachtell, Lipton, Rosen & Katz, New York, New York, and Arendt & Medernach, Luxembourg, Grand Duchy of Luxembourg.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of Realogy Holdings Corp., management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) and the financial statements schedule, incorporated in this prospectus supplement by reference to Realogy Holdings’ Annual Report on Form 10-K for the year ended December 31, 2012, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of Realogy Holdings Corp. for the three-month periods ended March 31, 2013 and 2012 incorporated by reference in this prospectus supplement, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 1, 2013 incorporated by reference herein states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the Registration Statement of which this prospectus supplement forms a part, prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

The consolidated financial statements of PHH Home Loans and Subsidiaries as of December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of ParenteBeard, LLC, an independent registered public accounting firm, incorporated by reference in this prospectus supplement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains our reports, proxy and other information regarding us at http://www.sec.gov. Our SEC filings are also available free of charge at our website (www.realogy.com). The information on or accessible through our website is not incorporated by reference into this prospectus supplement. In addition, you can inspect reports and other information we file at the office of the NYSE, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 with respect to the shares of common stock offered hereby. This prospectus supplement does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows “incorporation by reference” into this prospectus supplement of information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered to be a part of this prospectus supplement and any information filed by us in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC subsequent to the date of this prospectus supplement automatically will be deemed to update and supersede this information. We incorporate by reference the following documents which we have filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Realogy Holdings’ Annual Report on Form 10-K for the year ended December 31, 2012, filed on February 25, 2013 (except for the financial statements of Realogy Group LLC);

•	Realogy Holdings’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed on May 1, 2013 (except for the financial statements of Realogy Group LLC);

•

Realogy Holdings’ Current Reports on Form 8-K filed on January 7, 2013, January 28, 2013, March 8, 2013, April 9, 2013 (except for Item 2.02 and Exhibit 99.1), April 15, 2013, April 16, 2013, April 23, 2013, April 24, 2013, April 26, 2013, May 10, 2013, May 28, 2013 and June 26, 2013; and

•	the description of Realogy Holdings’ common stock set forth in its registration statement on Form 8-A filed on September 28, 2012.

We incorporate by reference any filings made with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus supplement and prior to the termination of this offering with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus supplement from the respective dates of filing of those documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus supplement. You should direct requests for documents to:

Realogy Holdings Corp.

175 Park Avenue

Madison, New Jersey 07940

(973) 407-2000

PROSPECTUS

COMMON STOCK

This prospectus relates solely to sales of our common stock by selling stockholders, some of whom may be our affiliates. The selling stockholders, who will be named in a prospectus supplement, may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. We will not receive any proceeds from the sale of shares of common stock to be offered by the selling stockholders. We will pay the expenses, other than underwriting discounts and commissions, associated with the sale of shares by the selling stockholders.

This prospectus describes some of the general terms that may apply to our common stock. Each time any common stock is offered pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering, including the number of shares of our common stock to be sold by, and the identities of, the selling stockholders. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement, as well as the documents incorporated by reference herein or therein, carefully before you make your investment decision.

This prospectus may not be used to offer and sell shares of our common stock unless accompanied by a prospectus supplement.

The shares of our common stock may be sold at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at a negotiated price. The shares of our common stock offered by this prospectus and the accompanying prospectus supplement may be offered by the selling stockholders directly to purchasers or to or through underwriters, brokers or dealers or other agents. The prospectus supplement for each offering will describe in detail the plan of distribution for that offering and will set forth the names of any underwriters, brokers or dealers or agents involved in the offering and any applicable fees, commissions or discount arrangements.

Our common stock is listed for trading on The New York Stock Exchange under the symbol “RLGY.”

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 7 of this prospectus, as well as those contained in any prospectus supplement and the documents incorporated by reference herein and therein, before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 9, 2013.

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Under the automatic shelf process, the selling stockholders to be named in one or more prospectus supplements may offer and sell, from time to time, shares of our common stock. We will also be required to provide a prospectus supplement containing specific information about the selling stockholders and the terms on which our common stock is being offered and sold. We may also add, update or change in a prospectus supplement information contained in this prospectus.

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement, including the information incorporated by reference herein as described herein and therein and any free writing prospectus that we prepare and distribute. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in or incorporated by reference into this prospectus, any accompanying prospectus supplement or any such free writing prospectus.

The selling stockholders may only offer to sell, and seek offers to buy, shares of our common stock in jurisdictions where offers and sales are permitted.

This prospectus and any accompanying prospectus supplement or other offering materials do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits of which this prospectus forms a part. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, file reports and other information with the SEC. Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, of which this prospectus forms a part, you should refer to that agreement or document for its complete contents.

If the description of the offering varies between any prospectus supplement and this prospectus, you should rely on the information in the prospectus supplement. Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

THIS PROSPECTUS MAY NOT BE USED TO SELL ANY SHARES OF OUR COMMON STOCK UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

Except as otherwise indicated or unless the context otherwise requires, the terms “we,” “us,” “our,” “our company,” “Realogy,” “Realogy Holdings” and the “Company” refer to Realogy Holdings Corp., a Delaware corporation, and its consolidated subsidiaries, including Realogy Intermediate Holdings LLC, a Delaware limited liability company (“Realogy Intermediate”), and Realogy Group LLC, a Delaware limited liability company (“Realogy Group”). Neither Realogy Holdings, the indirect parent of Realogy Group, nor Realogy Intermediate, the direct parent company of Realogy Group, conducts any operations other than with respect to its respective direct or indirect ownership of Realogy Group.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains our reports, proxy and other information regarding us at http://www.sec.gov. Our SEC filings are also available free of charge at our website (www.realogy.com). The information on or accessible through our website is not incorporated by reference into this prospectus. In addition, you can inspect reports and other information we file at the office of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows “incorporation by reference” into this prospectus of information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered to be a part of this prospectus and any information filed by us in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC subsequent to the date of this prospectus automatically will be deemed to update and supersede this information. We incorporate by reference the following documents which we have filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Realogy Holdings’ Annual Report on Form 10-K for the year ended December 31, 2012, filed on February 25, 2013 (except for the financial statements of Realogy Group LLC);

•	Realogy Holdings’ Current Reports on Form 8-K filed on January 7, 2013, January 28, 2013, March 8, 2013 and April 9, 2013 (except for Item 2.02 and Exhibit 99.1); and

•	the description of Realogy Holdings’ common stock set forth in its registration statement on Form 8-A filed on September 28, 2012.

We incorporate by reference any filings made with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and until the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct requests for documents to:

Realogy Holdings Corp.

One Campus Drive

Parsippany, New Jersey 07054

(973) 407-2000

FORWARD-LOOKING STATEMENTS

Forward-looking statements included in this prospectus, any prospectus supplement, information incorporated by reference herein or therein and any related free-writing prospectus are based on various facts and derived utilizing numerous important assumptions are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives, as well as projections of macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward looking in nature and not historical facts. You should understand that the following important factors could affect our future results and cause actual results to differ materially from those expressed in the forward-looking statements:

•	risks related to general business, economic, employment and political conditions and the U.S. residential real estate markets, either regionally or nationally, including but not limited to:

•

a lack of improvement in the number of homesales, stagnant or declining home prices and/or a deterioration in other economic factors that particularly impact the residential real estate market and the business segments in which we operate;

•	a lack of improvement in consumer confidence;

•	the impact of recessions, slow economic growth, disruptions in the banking system and high levels of unemployment in the U.S. and abroad;

•

increasing mortgage rates and down payment requirements and/or constraints on the availability of mortgage financing, including but not limited to the potential impact of various provisions of the Dodd–Frank Wall Street Reform and Consumer Protection Act and regulations that may be promulgated thereunder relating to mortgage financing as well as other factors that tighten underwriting standards;

•

legislative, tax or regulatory changes that would adversely impact the residential real estate market, including potential reforms of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, and potential tax code reform, which could reduce the amount that taxpayers would be allowed to deduct for home mortgage interest;

•	negative trends and/or a negative perception of the market trends in value for residential real estate;

•	renewed high levels of foreclosure activity including but not limited to the release of homes already held for sale by financial institutions;

•	insufficient or excessive regional home inventory levels;

•	the inability or unwillingness of homeowners to enter into homesale transactions due to negative equity in their existing homes; and

•	lower homeownership rates or failure of homeownership rates to return to more typical levels;

•	our geographic and high-end market concentration, particularly with respect to our company owned brokerage operations;

•	our inability to enter into franchise agreements with new franchisees or to realize royalty revenue growth from them;

•	our inability to renew existing franchise agreements or maintain franchisee satisfaction with our brands;

•

existing franchisees may incur operating losses if sales volume decreases which may impede their ability to grow or continue operations. Additionally, debt incurred by our franchisees during the downturn may hinder long-term growth and their ability to pay back indebtedness;

•	disputes or issues with entities that license us their trade names for use in our business that could impede our franchising of those brands;

•

actions by our franchisees that could harm our business or reputation, non-performance of our franchisees, controversies with our franchisees or actions against us by third parties with which our franchisees have business relationships;

•	competition in our existing and future lines of business;

•	our failure to comply with laws, regulations and regulatory interpretations and any changes in laws, regulations and regulatory interpretations;

•	seasonal fluctuations in the residential real estate brokerage business which could adversely affect our business, financial condition and liquidity;

•	the loss of any of our senior management or key managers or employees or other significant labor or employment issues;

•	adverse effects of natural disasters or environmental catastrophes;

•	risks related to our international operations;

•

risks associated with our substantial indebtedness and interest obligations, including risks related to having to dedicate a substantial portion of our cash flows from operations to service our debt, risks related to our ability to refinance our indebtedness and to incur additional indebtedness, risks associated with our ability to comply with our senior secured leverage ratio covenant under our senior secured credit facility, interest rate risk, and risks related to an event of default under our outstanding indebtedness;

•	changes in corporate relocation practices resulting in fewer employee relocations;

•	an increase in the claims rate of our title underwriter;

•

our inability to securitize certain assets of our relocation business, which would require us to find an alternative source of liquidity that may not be available, or if available, may not be on favorable terms;

•	limitations on flexibility in operating our business due to restrictions contained in our debt agreements;

•

any remaining resolutions or outcomes with respect to the contingent liabilities of Cendant Corporation (“Cendant”) under the Separation and Distribution Agreement dated July 27, 2006, among Realogy Group, Cendant, which changed its name to Avis Budget Group, Inc. in August 2006, Wyndham Worldwide Corporation (“Wyndham Worldwide”) and Travelport Inc. (“Travelport”) and the Tax Sharing Agreement dated as of July 28, 2006, as amended, among Realogy Group, Wyndham Worldwide and Travelport, including any adverse impact on our future cash flows;

•	any adverse resolution of litigation, governmental proceedings or arbitration awards; and

•	new types of taxes or increases in state, local or federal taxes that could diminish profitability or liquidity.

Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. You should consider these important factors, as well as the risk factors set forth in this prospectus, any prospectus supplement, and the documents incorporated by reference herein and therein, in evaluating any statement made in any prospectus supplement.

Any forward-looking statement made by us in this prospectus, any prospectus supplement, or in the documents incorporated by reference herein or therein speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

THE COMPANY

We are the preeminent and most integrated provider of residential real estate services in the U.S. We are the world’s largest franchisor of residential real estate brokerages with some of the most recognized brands in the real estate industry, the largest owner of U.S. residential real estate brokerage offices, the largest U.S. and a leading global provider of outsourced employee relocation services and a significant provider of title and settlement services. Our owned and franchised brokerage businesses are more than two and a half times larger than their nearest competitor and, in 2012, we were involved in approximately 26% of domestic existing homesale transaction volume that involved a real estate brokerage firm. Our revenue is derived on a fee-for-service basis, and given our breadth of complementary service offerings, we are able to generate fees from multiple aspects of a residential real estate transaction. Our operating platform is supported by our portfolio of industry leading franchise brokerage brands, including Century 21®, Coldwell Banker®, Coldwell Banker Commercial®, ERA®, Sotheby’s International Realty® and Better Homes and Gardens® Real Estate and we also own and operate the Corcoran Group® and CitiHabitats brands. Our multiple brands and operations allow us to derive revenue from many different segments of the residential real estate market, in many different geographies and at varying price points.

Corporate Information

Our headquarters are located at One Campus Drive, Parsippany, New Jersey 07054. We have entered into a lease for new corporate headquarters at 175 Park Avenue, Madison, New Jersey 07940, and expect to take occupancy of the new headquarters in April 2013. Our general telephone number is (973) 407-2000. We were incorporated on December 14, 2006 in the state of Delaware. Our Internet address is www.realogy.com. Information on, or accessible through, our website is not incorporated by reference herein and not part of this prospectus.

RISK FACTORS

You should carefully consider each of the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2012, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC that are incorporated by reference herein and therein before making an investment decision. The risk factors generally have been separated into three groups: (1) risks related to our business; (2) risks related to our indebtedness; and (3) risks related to an investment in our common stock. Based on the information currently known to us, we believe that the information incorporated by reference in this prospectus identifies the most significant risk factors affecting our company. Each of risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. The risks and uncertainties are not limited to those set forth in the risk factors described in these documents. Additional risks and uncertainties not presently known to us or that we currently believe to be less significant than the risk factors incorporated by reference herein may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

USE OF PROCEEDS

All shares of common stock sold pursuant to this prospectus will be sold by the selling stockholders and we will not receive any of the proceeds from such sales. We will pay the expenses, other than underwriting discounts and commissions, associated with the sale of shares by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, and of specific provisions of Delaware law. The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law (the “DGCL”). For more information on how you can obtain our amended and restated certificate of incorporation and our amended and restated bylaws, see “Where You Can Find More Information.” We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws in their entirety.

General

Pursuant to our amended and restated certificate of incorporation, our capital stock consists of 450,000,000 authorized shares, of which 400,000,000 shares, par value $0.01 per share, are designated as “common stock,” and 50,000,000 shares, par value $0.01 per share, are designated as “preferred stock.”

At April 5, 2013, there were outstanding 145.4 million shares of our common stock held by approximately 161 stockholders of record and no shares of preferred stock outstanding.

Common Stock

Voting Rights. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Subject to the rights of the holders of preferred stock, holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our Board of Directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Liquidation Rights. Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters. The common stock has no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, shares of preferred stock are issuable from time to time, in one or more series, with the designations of the series, the dividend rates and whether such dividends will be cumulative or non-cumulative, the voting conversion or exchange rights of the shares of the series (if any), redemption rights, whether or not the shares of the series will be entitled to the benefit of a retirement or sinking fund, liquidation rights, the powers, preferences and relative, participation, optional or other special rights (if any), and any qualifications, limitations or restrictions thereof as our Board of Directors from time to time may adopt by resolution (and without further stockholder approval), subject to certain limitations. Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the stock of the series, which number may be increased or decreased from time to time by the Board Directors. All shares of any one series of preferred stock will be identical.

Composition of Board of Directors; Election and Removal of Directors; Number of Directors

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, the number of directors comprising our Board of Directors will be determined from time to time by our Board of Directors, and only a majority of the Board of Directors may fix the number of directors; provided that in no event shall the total number of directors be less than three nor more than fifteen.

At the date of this prospectus, the Board of Directors consists of eight members, four of whom are non-management Directors and three of whom are independent directors under applicable listing standards and our corporate governance documents. The Board of Directors is currently divided into three classes, each with three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which are one and two years, respectively), so that one-third of the Directors, or as near to one-third as possible, are elected at each annual meeting for three-year terms.

The classes of directors are as follows:

•	V. Ann Hailey, M. Ali Rashid and Brett White are Class I Directors, whose initial term will expire at the 2013 annual meeting of stockholders to be held on May 7, 2013;

•	Travis W. Hennings and Scott M. Kleinman are Class II Directors, whose initial term will expire at the 2014 annual meeting of stockholders; and

•	Marc E. Becker, Richard A. Smith and Michael J. Williams are Class III Directors, whose initial term will expire at the 2015 annual meeting of stockholders.

The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Each director is to hold office until his successor is duly elected and qualified or until his earlier death, resignation or removal. Any vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum. Our amended and restated certificate of incorporation provides that stockholders do not have the right to cumulative votes in the election of directors. At any meeting of our Board of Directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Special Meetings of Stockholders

Our amended and restated bylaws provide that special meetings of the stockholders may be called only by the majority of the Board of Directors or the chairman of the Board of Directors, and only proposals included in the company’s notice may be considered at such special meetings.

Certain Corporate Anti-Takeover Provisions

Certain provisions in our amended and restated certificate of incorporation, amended and restated bylaws and the Amended and Restated Securityholders Agreement dated as of October 12, 2012 between us and investment funds affiliated with, or co-investment vehicles managed by, Apollo Management VI, L.P. (collectively, the “Apollo Funds”) that indirectly beneficially own our common stock (the “Apollo Securityholders Agreement”) may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. The Apollo Funds are affiliates of Apollo Global Management, LLC (together with its subsidiaries, “Apollo”). See “Certain Relationships and Related Transactions, and Director Independence—Apollo Securityholders Agreement” in Part III, Item 13 of our Annual Report on Form 10-K for the year ended December 31, 2012, incorporated by reference herein.

Preferred Stock

Our amended and restated certificate of incorporation contains provisions that permit our Board of Directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the dividend rates and whether such dividends will be cumulative or non-cumulative, the voting conversion or exchange rights of the shares of the series (if any), redemption rights, whether or not the shares of the series will be entitled to the benefit of a retirement or sinking fund, liquidation rights, the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. See “—Preferred Stock” above.

Classified Board

Our amended and restated certificate of incorporation and amended and restated bylaws provide that our Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and the number of directors on our Board of Directors may be fixed only by the majority of our Board of Directors, as described above in “—Composition of Board of Directors; Election and Removal of Directors; Number of Directors.”

Removal of Directors, Vacancies

At any time if at least 25% of the voting power of all the shares of the Company is owned by the Apollo Funds and if the Apollo Funds cast their votes associated with such shares in favor of the proposed action, our stockholders will be able to remove directors only by the affirmative vote of the holders of a majority of the voting power entitled to vote for the election of directors. At any other time, our stockholders will be able to remove directors only for cause and only by the affirmative vote of the holders of 75% of the voting power entitled to vote for the election of directors. Vacancies on our Board of Directors may be filled only by a majority of our Board of Directors, although less than a quorum.

No Cumulative Voting

Our amended and restated certificate of incorporation provides that stockholders do not have the right to cumulative votes in the election of directors. Cumulative voting rights would have been available to the holders of our common stock if our amended and restated articles of incorporation had not specifically provided that cumulative voting was not available.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

Our amended and restated certificate of incorporation does not permit stockholder action without a meeting by consent for so long as less than a majority of the voting power of all the shares of the Company is owned by the Apollo Funds. Our amended and restated bylaws also provide that special meetings of the stockholders may be called only by a majority of the Board of Directors or the chairman of the Board of Directors, and only proposals included in the Company’s notice may be considered at such special meetings.

Advance Notice Requirements for Stockholders Proposals and Director Nominations

Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received at our principal executive offices not less than 60 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 30 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely will have to be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to such meeting, the tenth day following the day on which public announcement of the date of such meeting is first made. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Apollo Funds Approval Rights

At any time, if the Apollo Funds beneficially own at least 25% of the voting power of our outstanding common stock, the approval of a majority of the directors designated to the Board of Directors by the Apollo Funds will be required for, among other things, a consolidation or merger with or into any other entity, a transfer of all or substantially all of our assets to another entity or another transaction that would trigger a “Change of Control” as defined in our senior secured credit facility or the indentures governing our secured and unsecured notes. See “Certain Relationships and Related Transactions, and Director Independence—Apollo Securityholders Agreement” in Part III, Item 13 of our Annual Report on Form 10-K for the year ended December 31, 2012, incorporated by reference herein.

All the foregoing provisions of our amended and restated certificate of incorporation, amended and restated bylaws and the Apollo Securityholders Agreement could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. In addition, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Anti-Takeover Law

Section 203 of the DGCL provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•

on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of such specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•

any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. We have elected to be exempt from the restrictions imposed under Section 203.

Corporate Opportunity

Under our amended and restated certificate of incorporation, to the extent permitted by law:

•

any director or officer of the Company who is also an officer, director, employee, managing director or other affiliate of Apollo (each a “Covered Apollo Person”) has the right to, and has no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as us, do business with any of our clients, customers, vendors or lessors, or make investments in the kind of property in which we may make investments;

•

if a Covered Apollo Person or any of its officers, partners, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, he has no duty to offer such corporate opportunity to us;

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and

•

in the event that any of our directors and officers who is also a director, officer, partner or employee of any Covered Apollo Person acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person will be deemed to have fully satisfied such person’s fiduciary duty and will not liable to us if any of the Apollo Covered Person pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Amendment of Our Certificate of Incorporation

Our amended and restated certificate of incorporation provides that at any time the Apollo Funds control at least 25% of the voting power of the outstanding shares of common stock, it may be amended by the affirmative vote of a majority of the outstanding stock entitled to vote thereon, so long as the Apollo Funds vote in favor of such amendment. At any other time, our amended and restated certificate of incorporation can be amended by the affirmative vote of 75% of the outstanding stock entitled to vote thereon or by the vote of a majority of the board of the directors. The Apollo Funds’ prior written consent is required for any amendment, modification or repeal of the provisions discussed above under “—Corporate Opportunity” regarding the ability of Apollo-related directors to direct or communicate corporate opportunities to Apollo.

Amendment of Our Bylaws

Our amended and restated certificate of incorporation provides that at any time the Apollo Funds control at least 25% of the voting power of the outstanding shares of common stock, the amended and restated bylaws can be amended with the affirmative vote of a majority of the outstanding stock entitled to vote thereon or by the vote of a majority of the board of the directors, so long as the Apollo Funds vote in favor of such amendment. At any other time our amended and restated certificate of incorporation provides that the amended and restated bylaws can be amended by the affirmative vote of 75% of the outstanding stock entitled to vote thereon or by the vote of a majority of the board of the directors.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except with respect to liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for any unlawful payments of dividends or unlawful stock repurchases or redemption as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derived any improper personal benefit.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our amended and restated certificate of incorporation and bylaws provide that we will, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our Board of Directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers. In addition, we have entered into separate indemnification agreements with each of our directors and executive officers. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct.

The right to be indemnified includes the right of an officer or a director to be paid expenses, including attorneys’ fees, in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our Board of Directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our Board of Directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment nor the repeal of these indemnification provisions, nor the adoption of any provision of our amended and restated certificate of incorporation inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to such person’s status or any activities prior to such amendment, repeal or adoption.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors and officers.

Listing

Our common stock is listed on The New York Stock Exchange under the symbol “RLGY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SELLING STOCKHOLDERS

Information about selling stockholders, including their identities, the common stock to be registered on their behalf and the amounts to be sold by them, will be set forth in a prospectus supplement, in a post-effective amendment or in filings we make with the SEC under the Exchange Act that are incorporated by reference into this prospectus. The selling stockholders may include certain of our affiliates.

PLAN OF DISTRIBUTION

The selling stockholders may offer and sell the securities covered by this prospectus from time to time in one or more transactions, including without limitation:

•	directly to one or more purchasers;

•	through agents;

•	to or through underwriters, brokers or dealers; or

•	through a combination of any of these methods.

In addition, the manner in which the selling stockholders may sell some or all of the securities covered by this prospectus includes any method permitted by law, including, without limitation, through:

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

The selling stockholders may also enter into hedging transactions. For example, the selling stockholders may:

•

enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares of common stock received from the selling stockholders to close out its short positions;

•	sell securities short and redeliver such shares to close out the short positions;

•

enter into option or other types of transactions that require the selling stockholders to deliver common stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus; or

•

loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

The securities covered by this prospectus may be sold:

•	on a national securities exchange;

•	in the over-the-counter market; or

•	in transactions otherwise than on an exchange or in the over-the-counter market, or in combination.

In addition, the selling stockholders may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement or pricing supplement, as the case may be. If so, the third party may use securities borrowed from the selling stockholders or others to settle such sales and may use securities received from the selling stockholders to close out any related short positions. The selling stockholders may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement or pricing supplement, as the case may be.

A prospectus supplement with respect to each offering of securities will state the terms of the offering of the securities, including:

•	the name or names of any participating underwriters, brokers, dealers or agents and the amounts of securities underwritten or purchased by each of them, if any;

•	the public offering price or purchase price of the securities and the net proceeds to be received by the selling stockholders from the sale;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions or agency fees and other items constituting underwriters’, brokers’, dealers’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	any securities exchange or markets on which the securities may be listed; and

•	other material terms of the offering.

The offer and sale of the securities described in this prospectus by the selling stockholders, the underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

In addition to selling its common stock under this prospectus, a selling stockholder may:

•	transfer its common stock in other ways not involving market maker or established trading markets, including directly by gift, distribution, or other transfer;

•	sell its common stock under Rule 144 or Rule 145 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144 or Rule 145; or

•	sell its common stock by any other legally available means.

General

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers, agents or remarketing firms may be changed from time to time. Any selling stockholders, underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from the selling stockholders and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. The selling stockholders will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement or pricing supplement, as the case may be.

The selling stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders or any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling stockholders and any affiliates of the selling stockholders. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

The selling stockholders are not restricted as to the price or prices at which they may sell the securities. Sales of such securities may have an adverse effect on the market price of the securities.

Moreover, it is possible that a significant number of shares of common stock could be sold at the same time, which may have an adverse effect on the market price of the securities.

We cannot assure you that the selling stockholders will sell all or any portion of the securities offered hereby.

Underwriters and Agents

If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions. These sales may be made at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may offer the securities to the public through an underwriting syndicate or through a single underwriter. The underwriters in any particular offering will be mentioned in the applicable prospectus supplement or pricing supplement, as the case may be.

Unless otherwise specified in connection with any particular offering of securities, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we and the applicable selling stockholders will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless otherwise specified in connection with any particular offering of securities. Any initial offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

The selling stockholders may designate agents to sell the offered securities. Unless otherwise specified in connection with any particular offering of securities, the agents will agree to use their best efforts to solicit purchases for the period of their appointment. The selling stockholders may also sell the offered securities to one or more remarketing firms, acting as principals for their own accounts or as agents for us or any selling stockholders. These firms will remarket the offered securities upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the offered securities. A prospectus supplement or pricing supplement, as the case may be will identify any remarketing firm and will describe the terms of its agreement, if any, with the selling stockholders and its compensation.

In connection with offerings made through underwriters or agents, the selling stockholders may enter into agreements with such underwriters or agents pursuant to which the selling stockholders receive outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from the selling stockholders under these arrangements to close out any related open borrowings of securities.

Dealers

The selling stockholders may sell the offered securities to dealers as principals. The selling stockholders may negotiate and pay dealers’ commissions, discounts or concessions for their services. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with the selling stockholders at the time of resale. Dealers engaged by the selling stockholders may allow other dealers to participate in resales.

Direct Sales

The selling stockholders may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.

Institutional Purchasers

The selling stockholders may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement or pricing supplement, as the case may be will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

The selling stockholders will enter into such delayed contracts only with institutional purchasers that the selling stockholders approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

Indemnification; Other Relationships

We and the selling stockholders may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, the selling stockholders in the ordinary course of business. This includes commercial banking and investment banking transactions.

We may agree to indemnify in certain circumstances the selling stockholders against certain liabilities, including liabilities under the Securities Act. The selling stockholders may agree to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

Market-Making, Stabilization and Other Transactions

In connection with any offering of common stock, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress for the purpose of pegging, fixing or maintaining the price of the securities.

In connection with any offering, the underwriters may also engage in penalty bids. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Fees and Commissions

We will pay the expenses, other than underwriting discounts and commissions, associated with the registration and sale of shares to be sold by the selling stockholders. The selling stockholders will pay any underwriting discounts, selling commissions or other minor expenses.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, Marilyn J. Wasser, Executive Vice President, General Counsel and Corporate Secretary of Realogy, will provide opinions regarding the authorization and validity of the securities. Skadden, Arps, Slate, Meagher & Flom LLP may also provide opinions regarding certain other matters. Any underwriters will also be advised about legal matters by their own counsel, which will be named in the applicable prospectus supplement. Ms. Wasser owns shares of common stock and options exercisable for shares of common stock.

EXPERTS

The financial statements of Realogy Holdings Corp., management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) and the financial statements schedule, incorporated in this prospectus by reference to Realogy Holdings’ Annual Report on Form 10-K for the year ended December 31, 2012, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of PHH Home Loans and Subsidiaries as of December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011 incorporated by reference in this prospectus and in the Registration Statement have been so incorporated in reliance on the report of ParenteBeard, LLC, an independent registered public accounting firm, incorporated by reference herein and in the Registration Statement, of which this prospectus forms a part, given on the authority of said firm as experts in auditing and accounting.

25,125,070 Shares

Realogy Holdings Corp.

Common Stock

Prospectus Supplement

Goldman, Sachs & Co.                                                      J.P. Morgan

        , 2013